SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.    )
________________________

GAMCO Investors, Inc.

(Name of Subject Company)
________________________

GAMCO Investors, Inc.

(Names of Filing Persons - Offeror)
________________________

Class A Common Stock, $0.001 Par Value

(Title of Class of Securities)
________________________

361438104
(CUSIP Number of Class of Securities)
________________________

Thomas J. Hearity
GAMCO Investors, Inc.
One Corporate Center
Rye, New York 10580
(914) 921-3700
(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Steve Wolosky, Esq.
Olshan Frome Wolosky LLP
Park Avenue Tower, 65 East 55th Street
New York, New York 10022
(212) 451-2300
________________________

CALCULATION OF FILING FEE:

Transaction Valuation(1)	Amount of Filing Fee(2)
$40,000,000	$5,456.00

(1)           The transaction value is estimated only for purposes of calculating the filing fee.  The transaction value was calculated assuming that 800,000 outstanding shares of common stock, par value $.001 per share, will be purchased at the maximum tender offer price of $50 per share.

(2)           The amount of the filing fee, calculated pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $136.40 per $1,000,000 of the value of the transaction.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid:
Form or Registration No.:
Filing Party:
Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of a tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTION

This Tender Offer Statement on Schedule TO relates to the offer (the “Offer”) by GAMCO Investors, Inc. (the “Company”) to purchase up to 800,000 shares of its Class A common stock, $0.001 par value per share, at a price not less than $46.00 nor greater than $50.00 per share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase for Cash dated November 14, 2012 (the “Offer to Purchase”), a copy of which is attached hereto as Exhibit (a)(1)(A), and in the related Letter of Transmittal (the “Letter of Transmittal”), a copy of which is attached hereto as Exhibit (a)(1)(B). This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended.  The information contained in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference in response to all of the items of this Schedule TO, as more particularly described below.

Item 1.	SUMMARY TERM SHEET

The information set forth in the Offer to Purchase under “Summary Term Sheet” is incorporated herein by reference.

Item 2.	SUBJECT COMPANY INFORMATION

(a)
The name of the subject company and issuer is GAMCO Investors, Inc., a New York corporation.  The address of the Company’s principal executive office is One Corporate Center, Rye, New York 10580, and its telephone number is (914) 921-3700.

(b)
The information set forth in the Offer to Purchase under “Summary Term Sheet” and under “The Offer, Section 2, Number of Shares; Proration” is incorporated herein by reference.  As of November 13, 2012, the Company had issued and outstanding approximately 6,543,208  shares of Class A common stock.

(c)
Information about the trading market and price of the shares and dividends is set forth under ‘‘The Offer, Section 9, Price Range of Shares and Shareholders’’ of the Offer to Purchase and is incorporated herein by reference.

Item 3.	IDENTITY AND BACKGROUND OF FILING PERSON

(a)	The Company is the filing person and the subject company. The names of the executive officers and directors of the Company are as follows:

Name	Position with the Company
Mario J. Gabelli	Chairman, Chief Executive Officer and Chief Investment Officer – Value Portfolios
Douglas R. Jamieson	President and Chief Operating Officer
Robert S. Zuccaro	Executive Vice President and Chief Financial Officer
Agnes Mullady	Senior Vice President
Henry Van der Eb	Senior Vice President
Bruce N. Alpert	Senior Vice President
Edwin L. Artzt	Director
Raymond C. Avansino, Jr.	Director
Richard L. Bready	Director
Eugene R. McGrath	Director
Robert S. Prather, Jr.	Director
Elisa M. Wilson	Director

The address of the Company and each of the Company’s executive officers and directors is One Corporate Center, Rye, New York 10580 and the Company’s telephone number is (914) 921-3700.  The information set forth in the Offer to Purchase under “The Offer, Section 8, Information Concerning the Company and Purposes of the Offer-Beneficial Ownership of Common Stock by Directors and Executive Officers” and under “The Offer, Section 11, Transactions and Agreements Concerning Shares” is incorporated herein by reference.

Item 4.	TERMS OF THE TRANSACTION

(a)	Information about the terms of the transaction under “Summary Term Sheet” and “The Offer, Sections 1 through 14” of the Offer to Purchase is incorporated herein by reference.

(b)
The information set forth in the Offer to Purchase under “The Offer, Section 8, Information Concerning the Company and Purposes of the Offer-Beneficial Ownership of Common Stock by Directors and Executive Officers” is incorporated herein by reference.

Item 5.	PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

(e)	The information set forth in the Offer to Purchase under “The Offer, Section 11, Transactions and Agreements Concerning Shares” is incorporated herein by reference.

Item 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

(a)
The information set forth in the Offer to Purchase under “The Offer, Section 8, Information Concerning the Company and Purposes of the Offer-Purposes of the Offer; Certain Effects of the Offer” is incorporated herein by reference.

(b)
The information set forth in the Offer to Purchase under “The Offer, Section 8, Information Concerning the Company and Purposes of the Offer-Purposes of the Offer; Certain Effects of the Offer” is incorporated herein by reference.

(c)
The information set forth in the Offer to Purchase under “The Offer, Section 8, Information Concerning the Company and Purposes of the Offer-Purposes of the Offer; Certain Effects of the Offer” is incorporated herein by reference.

Item 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

(a)	The information set forth in the Offer to Purchase under “The Offer, Section 10, Source and Amount of Funds” is incorporated herein by reference.

(b)	Not applicable.

(d)	Not applicable.

Item 8.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY

(a)
The information set forth in the Offer to Purchase under “The Offer, Section 8, Information Concerning the Company and Purposes of the Offer-Beneficial Ownership of Common Stock by Directors and Executive Officers” is incorporated herein by reference.

(b)
The information set forth in the Offer to Purchase under “The Offer, Section 8, Information Concerning the Company and Purposes of the Offer-Securities Transactions” is incorporated herein by reference.

Item 9.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

(a)
The Company has retained Morrow & Co., LLC (“Morrow”) as the Information Agent in connection with the Offer and will pay Morrow a fee for its services.  In addition, Morrow is entitled to reimbursement of its reasonable out-of-pocket expenses.  Morrow may contact shareholders by mail, telephone, facsimile, telex, telegraph or other electronic means, and may request brokers, dealers, commercial banks, trust companies and other nominee shareholders to forward material relating to the Offer to beneficial owners.

The Company has retained Computershare Trust Company, N.A. (“Computershare”) to act as the Depositary in connection with the Offer and will pay Computershare a fee for its services, plus other costs and reimbursement for out-of-pocket expenses.

Each of Morrow and Computershare will be indemnified by the Company against certain liabilities and expenses in connection therewith.

Neither the Company nor any of its directors, officers or employees, nor the Information Agent or Depositary, makes any recommendation to shareholders as to whether to tender or refrain from tendering their shares.

Item 10.	FINANCIAL STATEMENTS

Not applicable.

Item 11.	ADDITIONAL INFORMATION

(a)	(1)The information set forth in the Offer to Purchase under “The Offer, Section 11, Transactions and Agreements Concerning Shares” of the Offer to Purchase is incorporated herein by reference.

(2)	There are no applicable regulatory requirements or approvals needed for the Offer.

(3)	Not applicable.

(4)	Not applicable.

(5)	None.

(c)
The information in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, is incorporated herein by reference.

Item 12.	EXHIBITS

The following are attached as exhibits to this Schedule TO:

(a)	(1)(A)Offer to Purchase for Cash, dated November 14, 2012.

(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).

(C)	Notice of Guaranteed Delivery.

(D)	Form of letter to brokers, dealers, commercial banks, trust companies and other nominees.

(E)	Form of letter to be used by brokers, dealers, commercial banks, trust companies and other nominees to their clients.

(5)	Press Release dated November 13, 2012. Incorporated by reference to the Schedule TO-C filed by the Company on November 13, 2012.

(b)	Not applicable.

(d)	(1)
GAMCO Investors, Inc. 1999 Stock Award and Incentive Plan  (Incorporated by reference to Exhibit 10.4 to Amendment No. 4 to the Company's Registration Statement on Form S-1 (File No. 333-51023) filed with the Securities and Exchange Commission on February 10, 1999).

(2)
GAMCO Investors, Inc. 1999 Annual Performance Incentive Plan  (Incorporated by reference to Exhibit 10.5 to Amendment No. 4 to the Company's Registration Statement on Form S-1 (File No. 333-51023) filed with the Securities and Exchange Commission on February 10, 1999).

(3)
GAMCO Investors, Inc. 2002 Stock Award and Incentive Plan (Incorporated by reference to Exhibit A to the Company’s definitive proxy statement on Schedule 14A filed with the Securities and Exchange Commission on April 30, 2002).

(4)
Employment Agreement between the Company and Mario J. Gabelli (Incorporated by reference to Exhibit 10.1 to Company's Report on Form 8-K dated February 7, 2008 filed with the Securities and Exchange Commission on February 7, 2008).

(5)
Exchange and Standstill Agreement, dated May 31, 2006, between the Company and Frederick J. Mancheski (Incorporated by reference to Exhibit 10.1 to the Company’s Form 10-Q for the quarter ended June 30, 2006 filed with the Securities and Exchange Commission on August 8, 2006).

(g)	None.

(h)	Not applicable.

Item 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GAMCO INVESTORS, INC.

By:	/s/ Robert S. Zuccaro
Name:	Robert S. Zuccaro
Title:	Executive Vice-President and Chief Financial Officer

Date: November 14, 2012

Exhibit Index

(a)	(1)(A)Offer to Purchase for Cash, dated November 14, 2012.

(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).

(C)	Notice of Guaranteed Delivery.

(D)	Form of letter to brokers, dealers, commercial banks, trust companies and other nominees.

(E)	Form of letter to be used by brokers, dealers, commercial banks, trust companies and other nominees to their clients.

(5)	Press Release dated November 13, 2012. Incorporated by reference to the Schedule TO-C filed by the Company on November 13, 2012.

(b)	Not applicable.

(d)	(1)
GAMCO Investors, Inc. 1999 Stock Award and Incentive Plan  (Incorporated by reference to Exhibit 10.4 to Amendment No. 4 to the Company's Registration Statement on Form S-1 (File No. 333-51023) filed with the Securities and Exchange Commission on February 10, 1999).

(2)
GAMCO Investors, Inc. 1999 Annual Performance Incentive Plan  (Incorporated by reference to Exhibit 10.5 to Amendment No. 4 to the Company's Registration Statement on Form S-1 (File No. 333-51023) filed with the Securities and Exchange Commission on February 10, 1999).

(3)
GAMCO Investors, Inc. 2002 Stock Award and Incentive Plan (Incorporated by reference to Exhibit A to the Company’s definitive proxy statement on Schedule 14A filed with the Securities and Exchange Commission on April 30, 2002).

(4)
Employment Agreement between the Company and Mario J. Gabelli (Incorporated by reference to Exhibit 10.1 to Company's Report on Form 8-K dated February 7, 2008 filed with the Securities and Exchange Commission on February 7, 2008).

(5)
Exchange and Standstill Agreement, dated May 31, 2006, between the Company and Frederick J. Mancheski (Incorporated by reference to Exhibit 10.1 to the Company’s Form 10-Q for the quarter ended June 30, 2006 filed with the Securities and Exchange Commission on August 8, 2006).

(g)	None.

(h)	Not applicable.